FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of January, 2005

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341
MASSY FRANCE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

Paris, January 6th 2005

CGG wins land acquisition backlog worth $ 115 million

Compagnie Generale de Geophysique (ISIN: FR0000120164 — NYSE: GGY) announced that it has recently won in partnership with Elnusa a major land seismic acquisition survey in Indonesia worth nearly 18 million dollars.

The survey will be acquired over 22 drilling locations in the Tunu field and cover a surface area of 154 square kilometres of swamp and shallow water. It is the first significant high-resolution 3D seismic survey to be conducted in the Mahakam Delta for the specific purpose of enhancing drilling on production sites. Its experience of a similar project in the Mahakam Delta in 2003 means that CGG is well qualified to overcome the environmental and technical challenges of this survey.

With the addition of this new contract, and not including Argas operations, CGG’s land acquisition backlog at the beginning of 2005 stands at a total of 115 million US dollars, representing ten months of activity in 2005.

Dominique Robert, Executive Vice President of CGG’s Land Acquisition Services, said: “The current status of our backlog provides a strong foundation for confidence in the activity level of the land acquisition segment in the first half of 2005. The recent series of contracts we have won mark a clear increase in CGG’s land acquisition activity in countries where we have been active in the recent past. We are in no doubt that with our operating experience in these challenging areas CGG will provide the best quality and value to its clients.”

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

For further information, please contact:

Christophe BARNINI + 33 1 64 47 38 10	cbarnini@cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex GENERAL COMPANY OF GEOPHYSICS
Date: January 6th 2005	By Senior Executive Vice President Geophysical Services /Christophe PETTENATI AUZIERE /